UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)
DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company (issuer))
STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC
STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC
STONERISE CAPITAL MANAGEMENT MASTER FUND, L.P.
HAROLD HOFER
(Name of filing persons (offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person)
Common Stock, $0.01 par value

(Title of Class of Securities)
None or Unknown

(CUSIP Number of Class of Securities)
Harold Hofer
3501 Jamboree Road
Suite 500
Newport Beach, CA 92660
(949) 275-2658

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies of all correspondence to:

Derek D. Dundas, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California 92626
(714) 641-5100
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of filing fee*
$27,825,000	$5,565

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated assuming that 9,275,000 shares of common stock are being purchased at the tender offer price of $3.00 per share.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,565	Filing Party: Strategic Shareholder Liquidity Fund, LLC
Form or Registration No.: File No. 005-85609	Date Filed: August 11, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑   third-party tender offer subject to Rule 14d-1.
     ☐   issuer tender offer subject to Rule 13e-4.
     ☐   going-private transaction subject to Rule 13e-3.
     ☐   amendment to Schedule 13D under Rule 13d-2
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2010 as amended by Amendment No. 1 filed on September 14, 2010 with the Commission (“Amendment No. 1,” and together with the Initial Schedule TO, the “Schedule TO”), by Strategic Shareholder Liquidity Fund, LLC (the “Purchaser”), Strategic Shareholder Liquidity Fund Operator, LLC, Stonerise Capital Management Master Fund, L.P., and Harold Hofer.
     The Schedule TO, as amended by this Amendment No. 2, relates to the tender offer by the Purchaser (the “Offer”) to purchase for cash 9,275,000 shares of common stock, par value $0.01 per share (“Shares”), of Dividend Capital Total Realty Trust Inc., a Maryland corporation (“Dividend Capital”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 2010 (as amended by Amendment No. 1, the “Offer to Purchase”), and related Letter of Transmittal and the instructions thereto, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Initial Schedule TO. The Offer to Purchase and the Letter of Transmittal are collectively referred to herein as the “Tender Offer Documents.”
     Dividend Capital announced in a Current Report on Form 14D-9/A filed on September 24, 2010 that its current intention is to make a determination with respect to whether to approve redemption requests submitted in the third quarter of 2010 by 5:00 P.M. Eastern Time on October 1, 2010. However, pursuant to the terms of Dividend Capital’s share redemption program, Dividend Capital is not required to make this determination until October 30, 2010. Thus, the stockholders of Dividend Capital who submitted redemption requests and wish to accept the Purchaser’s Offer for all or some of the Shares not redeemed by Dividend Capital will not know how many Shares they own until Dividend Capital communicates its determination as to how many Shares it will redeem, which may occur as late as October 30, 2010. Therefore, Purchaser is extending its Offer to allow Dividend Capital’s stockholders the opportunity to make a fully informed decision (whether to tender in the Purchaser’s Offer) after Dividend Capital has announced the results of its share redemption program for the third quarter of 2010.
     THE PURCHASER HAS EXTENDED THE OFFER. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, NOVEMBER 12, 2010 UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).
     Stockholders of Dividend Capital will have at least until 5:00 p.m., Eastern Time, on Friday, November 12, 2010, to decide whether to tender Shares in the Offer, unless Purchaser further extends the Offer.
     For more information about the Offer or to get copies of the Tender Offer Documents, please call the Information Agent for the Offer.
The Information Agent for the Offer is:
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
Attn: Corporate Actions Department, 27th Floor
CALL TOLL-FREE (866) 333-5987

     This Amendment No. 2 includes only the items in the Schedule TO that are being amended and unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the respective meaning ascribed to them in the Schedule TO. This Amendment No. 2 should be read together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal. This Amendment No. 2 and the Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.
ITEMS 1 and 4
     Items 1 and 4 of the Schedule TO are hereby amended and supplemented by the following deemed modifications to the Offer to Purchase:
All references to “October 1, 2010” in the Schedule TO, the Offer to Purchase and the Letter of Transmittal are hereby deleted and replaced in their entirety with “November 12, 2010.”
ITEMS 1 and 2
     Items 1 and 2 of the Schedule TO are hereby amended and supplemented by the following deemed modifications to the Offer to Purchase:
Within the “Summary Term Sheet” of the Offer to Purchase, in the section entitled “What does Dividend Capital Think of the Offer?,” the paragraph that begins with the words “As required by Rule 14e-2 under the Exchange Act” is hereby deleted and replaced in its entirety by the following:
     “As required by Rule 14e-2 under the Exchange Act, Dividend Capital filed a Schedule 14D-9 on August 20, 2010 thereby disclosing that it recommends rejection of the Offer. Dividend Capital filed amendments to its Schedule 14D-9 on August 30, 2010 and September 24, 2010.”
Within the section entitled “Introduction” of the Offer to Purchase, the paragraph that begins with the words “As required by Rule 14e-2 under the Exchange Act” is hereby deleted and replaced in its entirety by the following:
     “As required by Rule 14e-2 under the Exchange Act, Dividend Capital filed a Schedule 14D-9 on August 20, 2010 with the Securities and Exchange Commission (the “Commission”) disclosing that it recommends rejection of the Offer and the reasons for its recommendation. Dividend Capital filed amendments to its Schedule 14D-9 on August 30, 2010 and September 24, 2010.”
In Section 1 of the Offer to Purchase, entitled “Reasons to Consider Tendering Your Shares,” Subsection (ii) entitled “We believe that Dividend Capital’s share redemption program provides a very limited opportunity for stockholders to sell their Shares,” the third paragraph that begins with the words “In addition to the results of Dividend Capital’s share redemption program for 2009 disclosed in the paragraph immediately above” is hereby deleted and replaced in its entirety with the following paragraphs:

     “In addition to the results of Dividend Capital’s share redemption program for 2009 disclosed in the paragraph immediately above, Dividend Capital disclosed on two Form 8-K’s filed with the SEC that for the first quarter of 2010, 7.7 million Shares were submitted for redemption but Dividend Capital was only able to redeem 1.1 million Shares; and for the second quarter of 2010, 9.2 million Shares were submitted for redemption (which is approximately 5.0% of total outstanding Shares as well the approximate number of Shares being sought for purchase in the tender offer) but Dividend Capital was only able to purchase 1.1 million Shares. Redemption demand during the second quarter of 2010 exceeded redemption capacity by 8.1 million Shares, or by a factor of 8.4 times capacity.
     In a Current Report on Form 8-K filed on September 22, 2010, Dividend Capital reported that the Quarterly Redemption Cap applicable to redemption requests in the third quarter of 2010 is approximately 1.0 million Shares. Dividend Capital also reported in the same Current Report on Form 8-K that it had received requests to redeem approximately 11.7 million Shares through September 15, 2010, the last day for third quarter 2010 redemption requests to be submitted (the “Deadline”), and that it “expects to redeem, for the third quarter of 2010, approximately 8% of the shares each shareholder requested to be redeemed on or before the Deadline.” Dividend Capital noted in the Current Report on Form 8-K that its stockholders had the opportunity to withdraw requests to redeem Shares at any time up to September 27, 2010 and that the number of shares requested to be redeemed and the estimated percentage it expects to redeem for the third quarter of 2010 are preliminary figures that are subject to change. Assuming that the number of shares requested to be redeemed in the third quarter of 2010 as reported by Dividend Capital in the Current Report on Form 8-K filed on September 22, 2010 does not change, redemption demand during the third quarter of 2010 will exceed redemption capacity by 10.7 million Shares, or by a factor of 11.7 times capacity.”
In Section 1 of the Offer to Purchase, entitled “Reasons to Consider Tendering Your Shares,” Subsection (ii) entitled “We believe that Dividend Capital’s share redemption program provides a very limited opportunity for stockholders to sell their Shares,” (i) the chart that appears in such section, (ii) the sentence immediately preceding such chart and (iii) the sentence immediately following such chart are hereby deleted and replaced in their entirety by the following:
     “The following chart shows the number of Shares submitted for redemption and the applicable redemption cap during 2009 and the first three fiscal quarters of 2010:

Recent Dividend Capital Redemption History
millions of shares
     Demand to redeem Shares has increased by approximately 109% since the third quarter of 2009, and Dividend Capital’s capacity to redeem Shares decreased by 29% during that same period. The data provided herein with respect to the third quarter of 2010 is based on information in a Current Report on Form 8-K filed by Dividend Capital on September 22, 2010 disclosing that the Quarterly Redemption Cap applicable to redemption requests in the third quarter of 2010 is approximately 1.0 million Shares. Dividend Capital also reported in the same Current Report on Form 8-K that it had received requests to redeem approximately 11.7 million Shares through September 15, 2010, the last day for third quarter 2010 redemption requests to be submitted. Dividend Capital noted in the Current Report on Form 8-K that its stockholders may withdraw their requests to redeem Shares at any time on or before September 27, 2010 and that the number of shares requested to be redeemed for the third quarter of 2010 is a preliminary figure that is subject to change.”

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Form of advertisement to be published in Investor’s Business Daily*

(a)(1)(D)	Form W-9*

(a)(1)(E)	Press Release to be issued on October 4, 2010***

(b)—(c)	Not Applicable.

(d)(1)	Letter Agreement executed by Strategic Shareholder Liquidity Fund Operator, LLC and Stonerise Capital Management Master Fund, L.P. and acknowledged by Strategic Shareholder Liquidity Fund, LLC.**

(d)(2)	Letter Agreement executed by Opportunity Investment Fund I, LLC and Harold Hofer and acknowledged by Strategic Shareholder Liquidity Fund Operator, LLC.**

(e)-(h)	Not Applicable.

*	Filed as an exhibit to the Initial Schedule TO filed with the Commission on August 11, 2010.

**	Filed as an exhibit to Amendment No 1. filed with the Commission on September 14, 2010.

***	Filed herewith.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 1, 2010

STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC
By:	/s/ Harold Hofer
	Name:	Harold Hofer
	Title:	Authorized signatory

STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC
By:	/s/ Harold Hofer
	Name:	Harold Hofer
	Title:	Its Managing member

STONERISE CAPITAL MANAGEMENT MASTER FUND, L.P.
By:	/s/ Jeff Cozad
	Name:	Jeff Cozad
	Title:	Authorized signatory

HAROLD HOFER
By:	/s/ Harold Hofer

EXHIBIT INDEX
(a)(1)(E)     Press Release to be issued on October 4, 2010